------------------------                                      ------------------
CUSIP No.      279445100                                      Page 1 of 4 Pages
------------------------                                      ------------------

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO....)*


                           EDEN Bioscience Corporation
                                (Name of Issuer)

                                  Common Stock
                                Par Value $0.0025
                         (Title of Class of Securities)

                                    279445100
                                 (CUSIP Number)


         Nicholas C. Spika, c/o Fiduciary Counselling, Inc. P. O. Box 1278,
                     Tacoma, WA 98401-1278, (253) 272-8336
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)


                                 August 9, 2003
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box | |.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

------------------------                                      ------------------
CUSIP No.      279445100                                      Page 2 of 4 Pages
------------------------                                      ------------------



                                  SCHEDULE 13D


1        Name of Reporting Persons
         I.R.S. Identification No. of Above Persons (entities only)

         William Toycen Weyerhaeuser
-------------------------------------------------------------------------------
2        Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [ ]
-------------------------------------------------------------------------------
3        SEC Use Only

-------------------------------------------------------------------------------
4        Source of Funds (See Instructions)
         PF

-------------------------------------------------------------------------------
5        Check Box if Disclosure of Legal Proceedings Is Required Pursuant to
         Items 2(d) or 2(e)                                               [  ]

-------------------------------------------------------------------------------
6        Citizenship or Place of Organization
         United States

-------------------------------------------------------------------------------
                             7 Sole Voting Power
                                    1,314,840
         NUMBER OF           --------------------------------------------------
          SHARES             8      Shared Voting Power
       BENEFICIALLY                 -0-
         OWNED BY            --------------------------------------------------
           EACH              9      Sole Dispositive Power
         REPORTING                  1,314,840
          PERSON             --------------------------------------------------
           WITH              10     Shared Dispositive Power
                                    -0-

-------------------------------------------------------------------------------
11       Aggregate Amount Beneficially Owned by Each Reporting Person
         1,325,340

-------------------------------------------------------------------------------
12       Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)                                                [  ]

-------------------------------------------------------------------------------
13       Percent of Class Represented by Amount in Row (11)
         5.4%

-------------------------------------------------------------------------------
14       Type of Reporting Person (See Instructions)
         IN

-------------------------------------------------------------------------------

------------------------                                      ------------------
CUSIP No.      279445100                                      Page 3 of 4 Pages
------------------------                                      ------------------



ITEM 1. SECURITY AND ISSUER

         This Schedule 13D relates to the common stock, $.0025 par value per share (the "Common Stock"), of EDEN Bioscience Corporation ("EDEN"), the principal executive offices of which are located at 11816 North Creek Parkway North, Bothell, Washington 98011-8205.

ITEM 2. IDENTITY AND BACKGROUND

            (a) Name: William Toycen Weyerhaeuser

                         (i) William Toycen Weyerhaeuser either owns directly or
                    is attributed ownership of the shares reported. As of December 31, 2002, Mr. Weyerhaeuser directly owned 259,500 shares. His spouse and immediate family owned 10,500. A trust of which Mr. Weyerhaeuser is sole trustee and beneficiary, WBW Trust Number One, held 531,573 shares with an additional 66,667 held as warrants. As of December 31 2002 this aggregated to 868,240 or 3.56%. On March 6, 2003, WBW Trust Number One acquired an additional 327,100 shares, and on August 9, 2003, 30,000 shares were attributed to Mr. Weyerhaeuser as stock options vested. This vesting event put overall ownership at 5.03%. WBW Trust Number One acquired an additional 100,000 on October 29, 2003, increasing the overall ownership to 5.44%.

                         (ii) WBW Trust Number One is a Washington State trust.

            (b) The address of the above is P.O. Box 1278, Tacoma, WA
98401-1278.

            (c) Private investor, Chairman of the Board the Issuer.

            (d) None of the above has within the last five years been convicted in a criminal proceeding.

            (e) None of the above has within the last five years been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction.

            (f) The above natural persons are all citizens of the United states. WBW Trust Number One was established under the laws of the State of Washington.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The source of funds used by Mr. Weyerhaeuser and the trust is personal and trust investment assets held by Mr. Weyerhaeuser or the trust. No borrowed funds were used; the shares being attributed by Mr. Weyerhaeuser's immediate family were gifted to them by Mr. Weyerhaeuser, having been acquired by Mr. Weyerhaeuser with personal funds. The total consideration paid for these shares was $5,291,741

ITEM 4. PURPOSE OF TRANSACTION

The shares in Eden Bioscience Corporation were acquired for investment by both Mr. Weyerhaeuser and WBW Trust Number One. At this time there is no expectation or intent to acquire additional shares. It is expected that an additional 30,000 share options will vest on July 8, 2004, and at this vesting all share options will have vested. No other transactions or circumstances are expected that would result in Mr. Weyerhaeuser or WBW Trust Number One acquiring or having a beneficial interest in additional shares of Eden Bioscience Corporation.

------------------------                                      ------------------
CUSIP No.      279445100                                      Page 4 of 4 Pages
------------------------                                      ------------------

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

            (a) The following table discloses the ownership of the Common Stock by the reporting person the attributed trust and immediate family:

Name                                    Number of Shares    Percent of
                                                            Outstanding Shares
William T. Weyerhaeuser                 356,167             1.5
WBW Trust Number One                    958,673             3.9
Gail T. Weyerhaeuser                     10,000              --
Benjamin D. Weyerhaeuser                    250              --
W. Drew Weyerhaeuser                        250              --

Total                                   1,325,340           5.4

            (b) William T. Weyerhaeuser as an individual owner or a trustee of WBW Trust Number One, exercises voting and dispositive power over all shares except those held by his immediate family for which the family member has voting and dispositive power.

            (c) None

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

None

ITEM 7 EXHIBITS

None

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

06/07/2004
---------------------
Date                                  /s/William Toycen Weyerhaeuser
                                  By: ------------------------------------
                                      William Toycen Weyerhaeuser